Mail Stop 7010

November 18, 2005

Via U.S. mail and facsimile

John J. Zillmer, Chief Executive Officer
Allied Waste Industries, Inc.
15880 North Greenway-Hayden Loop, Suite 100
Scottsdale, AZ  85260

	RE:	Form 10-K for the fiscal year ended December 31, 2004
Forms 10-Q for the fiscal quarters ended March 31, 2005, June 30,
2005, and September 30, 2005
		File No. 1-14705


Dear Mr. Zillmer:

		We have reviewed your response letter dated November 8, 2005 and have the following additional comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.
After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2004

Statements of Cash Flows, page 73

	Your response to our comment 3 from our letter dated October
26,
2005 states that your presentation of cash provided by discontinued operations in your statements of cash flows contains cash flows from operating activities and investing activities for discontinued operations. In future filings, beginning with your Form 10-K for the fiscal year ended December 31, 2005, please separately present cash flows from operating, investing, and financing for discontinued operations below your caption entitled "cash provided by discontinued operations." Alternatively, you may combine cash flows from discontinued operations with cash flows from continuing operations within each category, with no separate presentation of discontinued operations; present cash flows from discontinued operations within each category; or separately state discontinued operations generated from operating activities within the operating category and combine discontinued operations generated from investing and financing activities with continued operations within each of these categories.
Please show us in your response your proposed revised disclosure. Refer to footnote 10 of SFAS 95.


*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      If you have any questions regarding these comments, please direct them to Meagan Caldwell, Staff Accountant, at (202) 551-
3754
or, in her absence, Nathan Cheney at (202) 551-3714.


							Sincerely,



							Rufus Decker
							Accounting Branch Chief

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John J. Zillmer
Allied Waste Industries, Inc.
November 18, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE